Pricing Sheet dated June 27, 2011 relating to
Preliminary Pricing Supplement No. 2011-MTNDG0050 dated May 27, 2011 and
Offering Summary No. 2011-MTNDG0050 dated May 27, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Commodities
Market-Linked Notes Based on the Price of Gold due June 27, 2018
PRICING TERMS – JUNE 27, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below)
Principal amount:	$1,000 per note
Aggregate principal amount:	$4,268,000
Pricing date:	June 27, 2011
Original issue date:	June 29, 2011
Valuation date:	June 22, 2018, subject to postponement for non-trading days and certain market disruption events.
Maturity date:	June 27, 2018
Underlying commodity:	Gold
Payment at maturity per note:	▪ $1,000 + note return amount In no event will the payment at maturity be greater than $2,200 per note or less than $1,070 per note.
Note return amount:	▪ If a fixing event does not occur:	$1,000 × the greater of (i) the commodity return percentage and (ii) 7%;
	▪ If a fixing event occurs:	$1,000 × 28%.
Fixing event:	A fixing event will occur if the commodity price on any trading day during the valuation period is greater than the upside threshold price.
Upside threshold price:	220% of the initial commodity price
Valuation period:	The period from but excluding the pricing date to and including the valuation date.
Commodity return percentage:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$1,498, the commodity price on the pricing date
Final commodity price:	The commodity price on the valuation date
Commodity price:
For any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.

CUSIP:	1730T0MQ9
ISIN:	US1730T0MQ93
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per note	$1,000.00	$35.00	$965.00
Total	$4,268,000	$149,380	$4,118,620
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $990.00 per note.  You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets, including Morgan Stanley Smith Barney LLC, Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets a selling concession of $35.00 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell.  Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Fact Sheet—Fees and selling concessions” in the related offering summary.
You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the prospectus supplement and prospectus,  each of which can be accessed via the hyperlinks below.
Offering Summary filed on May 27, 2011:
http://sec.gov/Archives/edgar/data/1318281/000095010311002103/dp22845_fwp-os.htm
Preliminary Pricing Supplement filed on May 27, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311002102/dp22842_424b2-0050.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.